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May 13, 2005


VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Owen Pinkerton, Senior Counsel

Ladies and Gentlemen:


     On behalf of Medical Properties Trust, Inc. (the "Company"), enclosed herewith is Amendment No. 3 (the "Amendment") to the Company's Registration Statement on Form S-11, as filed with the Securities and Exchange Commission on October 26, 2004 (the "Registration Statement"). The Company has amended the Registration Statement in response to comments contained in the letter from the Staff, dated April 26, 2005 (the "Comment Letter"), and addressed to Edward K. Aldag, Jr., Chairman, President, Chief Executive Officer and Secretary of the Company. We will separately deliver copies of the amended Registration Statement, marked to show changes responsive to the Comment letter, to members of the Staff specified in the Comment Letter.


     The numbered responses below correspond to the numbered paragraphs of the Comment Letter.

General

 1.We have received your letter dated April 18, 2005 and the accompanying materials. We will provide comments, if any, on the opinions, directed share materials and supplemental materials in our next letter.

 2. We note your response to prior comment 1. With respect to the probable acquisitions and developments for which you expect to use the net proceeds of this offering, please provide a supplemental analysis of whether the transaction agreements, including the letters of commitment, are binding on and enforceable by the parties thereto. In particular, please identify whether you or the seller may terminate these agreements at your discretion without legal consequence. Please include a statement as to whether or not you have conferred with your counsel with respect to the enforceability of these agreements. Furthermore, please confirm that you consider each of these acquisitions and developments probable for purposes of Rule 3-14 of Regulation S-X.


    RESPONSE: We supplementally advise the Staff that the Company believes, and we concur, that the transaction agreements for the Pending Acquisitions and Developments, including the letters of commitment, are binding and enforceable in accordance with their terms. One of the transactions identified as probable is the subject of a definitive purchase and sale agreement, while the others are subject to letters of commitment. The letters of commitment are not mere statements of present intention and do not include the disclaimer of liability language that typically is present in a non-binding letter of intent. Rather, each of the letters of commitment contains the parties' agreement as to the purchase price or estimated development costs, as the case may be, rental rate, escalation rate, term of the lease, renewal options, expense sharing, security and options to purchase, as well as other material terms. Each letter of commitment contains the statement that the parties "will prepare, negotiate, and execute Definitive Documents consistent with the terms hereof. . ." The letters of commitment, as well as the definitive purchase and sale agreement, also include agreements of the seller and proposed tenant not to pursue any similar transaction with any other party. In addition, the Company has received commitment fees with respect to all of the probable acquisitions and developments covered by the transaction agreements.



    The Company has conferred with us as to the enforceability of these transaction agreements and we have advised the Company that we believe that they are enforceable in accordance with their terms. The transaction agreements, including the letters of commitment, do not permit the parties to

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terminate them unless the closing does not occur by certain outside dates set forth therein. Accordingly, if a proposed seller/tenant attempted to terminate the transaction agreement or refused to proceed with the closing of the transaction, then, unless a condition to closing had failed to have been satisfied, the Company believes, and we concur, that the Company would have recourse to appropriate legal remedies to enforce its rights.



    As discussed above, all of the transaction agreements contain the material terms identified above and, in the case of the letters of commitment, provide for a duty of the parties to execute definitive closing documents consistent with these terms. Two of the proposed seller/tenants are parties with whom the Company has an ongoing relationship, i.e., the Company has either closed a previous transaction with that party or its affiliates or entered into an agreement addressing future opportunities. In the case of all of the transactions, the parties have for some time been moving forward toward a closing in a cooperative fashion, incurring considerable expense and dealing in a coordinated manner with current land owners, governmental authorities and other third parties. The Company has also completed a substantial portion of its internal diligence investigation with respect to these transactions and has not discovered any material impediments to closing.



    Accordingly, given all of the factors discussed above, the Company believes that all of the transactions subject to the transaction agreements are probable for purposes of Rule 3-14 of Regulation S-X.


 3. We have read and considered your response to comment 3. Please address the following comments.

    a. We will await the inclusion of pro forma per share information in the next amendment to the registration statement.

    b. Refer to the tax status of the dividends declared in 2004 and 2005 on page 43. Explain to us why you believe $0.21 per share of the distributions in 2004 represent ordinary income while the remaining $0.08 per share declared are undeterminable until the end of 2005. Also, please address the status of the $0.11 per share distribution you declared in March 2005 in your revised disclosure.

    RESPONSE:

    a. The Company will include information regarding pro forma basic and diluted earnings per share in the amendment to the Registration Statement on Form S-11 that presents the number of shares of common stock expected to be offered in this offering.


    b. We supplementally advise the Staff that distributions to REIT stockholders are taxable to the stockholders to the extent such distributions for the year are attributable to the REIT's earnings and profits ("E&P"). Under Internal Revenue Code Section 857(b)(8), distributions declared in October, November or December payable to stockholders of record in such months will be deemed to be paid on December 31 so long as the distributions are paid by January of the following year. However, these distributions will be deemed to be paid by December 31 only to the extent that the REIT has undistributed E&P. We are required to claim $0.03 per share of the $0.11 distribution paid in January, 2005 as part of our 2004 distributions paid deduction for federal and state income tax purposes. The $0.13 per share distributions paid deduction (which consists of the $0.10 per share paid in October 2004 and $0.03 per share from the distributions paid in January 2005) is taxable income to our stockholders, all of which has been reported to them as ordinary income in 2004. The remaining $0.08 per share paid in January 2005 will be used as part of our distributions paid deduction in 2005, and will be reported to our stockholders in 2005. However, the character of that distribution, as ordinary income, capital gains income, or a return of capital, cannot be determined until the end of 2005, depending on whether we have transactions which result in capital gains or whether we pay more in distributions than is our taxable income before deducting distributions paid. We have revised the Registration Statement to clarify this point. See pages 13, 45 and 56.


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Cover Page

 4. We have reviewed your response to Comment 6 from our last comment letter regarding the potential that the debt payments by Vibra may be recharacterized as equity which could have the effect of causing you to violate the REIT requirements. We believe that the risk is sufficiently material to warrant disclosure on the cover page. Please revise.

    RESPONSE: We have revised the Registration Statement as requested. See the cover page.

Summary

    Our Company, page 1

 5. We refer to your statement that you lease your facilities to "experienced healthcare operators." This statement does not appear to be accurate in light of the fact that 6 of the 7 facilities you own are leased to Vibra who has limited operations and is newly formed. Please revise or remove your statement that you lease your properties to experienced operators.


    RESPONSE: We have revised the Registration Statement as requested. See pages 1 and 57.


    Our Current Portfolio of Facilities, page 2

 6. Since the 2005 and 2006 contractual base rent and the projected development costs for your development properties are estimates, please provide this information in a separate table.


    RESPONSE: We have revised the Registration Statement as requested. See pages 2-3 and 72-73.


    Our Pending Acquisitions and Developments, page 4

 7. Since the gross purchase price for your development properties and the Hammond, Louisiana property are estimates, please provide this information in a separate table.


    RESPONSE: We have revised the Registration Statement as requested. See pages 4-5 and 83-84.


    Summary Risk Factors, page 7

 8. We note your response to comment 5. Please revise the summary risk factor and the risk factor on page 37 to first state that Friedman, Billings, Ramsey & Co., Inc. has interests in the offering other than underwriting discounts and commissions. Next, include a description of its share holdings and the engagement agreement. Finally, please include disclosure regarding the fact that FBR has an incentive, as a result of its position as a large shareholder, to ensure that the offering will go through which could affect the level of due diligence it conducts.


    RESPONSE: We have revised the registration statement in response to the Staff's comment. We supplementally advise the Staff that we expect that a "qualified independent underwriter" as defined by the National Association of Securities Dealers, Inc. will be engaged in connection with this offering. Thus, in accordance with discussions with the Staff, we have not included disclosure in this risk factor regarding the level of due diligence any underwriter conducts. We have added disclosure regarding this underwriter's appointment and duties. See pages 39 and 151.


    Distribution Policy, page 12

 9. Please disclose the estimated return of capital percentages for the dividends.


    RESPONSE: Please refer to our response to Comment 3(b). Also see pages 13, 45 and 56 of the Registration Statement.


    Risk Factors, page 16

10. We refer to the introductory paragraph on page 16. Please remove your statement that "additional risks and uncertainties not presently known to us, or not identified below, may also materially affect

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    our business, liquidity, financial condition and results of operations."
    Your disclosure should include all known material risks. Please revise accordingly.


    RESPONSE: We have revised the Registration Statement as requested. See page 17.


Failure by our tenants to repay loans currently outstanding or loans we have committed to make or to pay us commitment or other fees that they are obligated to pay, in an aggregate amount of approximately $44.1 million, would have a material adverse effect on our revenues and our ability to make distributions to our stockholders, page 18.

11. Please disclose that Vibra failed to comply with the loan covenants and that you have recently amended the agreement.


    RESPONSE: We have revised the Registration Statement as requested. See page 19.


12. Please disclose the amount of the Merrill facility.


    RESPONSE: We have revised the Registration Statement as requested. See page 19.


Our facilities are currently leased to only three tenants, two of which were recently organized, and have limited or no operating histories, and failure of any of these tenants and the guarantors of their leases to meet their obligations to us would have a material adverse effect on our revenues and our ability to make distributions to our stockholders, page 19.

13. Please clarify that nearly half of the assets of Vibra are goodwill, or intangible assets.


    RESPONSE: We have revised the Registration Statement as requested. See page 20.


Our tenants are subject to fraud and abuse laws, the violation of which by a tenant may jeopardize the tenants ability to make lease and loan payments to us, page 28.

14. Please revise this risk factor to include statements similar to those added to page 65 regarding your ability to comply with these regulations.


    RESPONSE: We have revised the Registration Statement as requested. See pages 29-30.


Use of Proceeds, page 39

15. Please revise to separately identify the amount of proceeds to be used for each pending acquisition and development.


    RESPONSE: We have revised the Registration Statement as requested. See page 41.


Distribution Policy, page 43

16. Since you have a limited operating history it is important for investors to understand the extent that your historical dividends represent a return of capital. The current disclosure does not provide such an understanding. Please disclose the actual or approximate percentage of your historical dividends that represent a return of capital or supplementally advise us why this is not possible.


    RESPONSE: Please refer to our response to Comment 3(b). Also see pages 13, 45 and 56 of the Registration Statement.


Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

    Disclosure of Contractual Obligations, page 50

17. Please include your long term debt obligations in the table. Refer to Item 303 of Regulation S-K.


    RESPONSE: We have revised the Registration Statement as requested. See page 52.


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Our Portfolio, page 69

    Vibra Facilities and Loans, page 70

18. Please briefly disclose the financial covenants with which Vibra was not in compliance when the leases were amended on March 31, 2005.


    RESPONSE: We have revised the Registration Statement as requested. See page 74.


Desert Valley Facilities -- Expansion Commitment page 75

19. Please provide additional detail regarding the commitment, including the interest rate and maturity of the loan.


    RESPONSE: We have revised the Registration Statement as requested. See page 78.


    Our Pending Acquisitions and Developments, page 80

20. We note your use of the phrase "we expect" to describe the anticipated transaction terms. Please revise the disclosure in this section to distinguish between transaction terms that are provided for in a binding purchase contract or letter of commitment, and transaction terms you expect to negotiate but that are not subject to a binding agreement.


    RESPONSE: We have revised the Registration Statement as requested. See pages 83 through 94.


21. Please supplementally provide us with your analysis with respect to the potential for integration of the offers and sales of operating partnership units that may be issued in the Covington and Denham Springs transactions.


    RESPONSE: We supplementally advise the Staff that the commitment letter for the Covington and Denham Springs transaction has been amended to remove the operating partnership unit component. The Registration Statement has been revised accordingly. See page 84.


Other Letters of Commitment, page 88

22. Please update, as necessary, to indicate whether the definitive documents relating to the DSI development project have closed prior to April 30, 2005 or whether either party requested a 30-day extension.


    RESPONSE: We supplementally advise the Staff that we requested a 30-day extension on April 29, 2005. We have revised the Registration Statement accordingly. See page 92.


United States Federal Income Tax Considerations, page 112

23. We note your response to comment 25. However, it is not clear from the new disclosure that your counsel has opined that you have satisfied the REIT operational requirements.


    RESPONSE: We have revised the Registration Statement to clarify this point. See page 130.


24. It appears that your estimate of the offering expenses you will pay excludes the amounts to be reimbursed to the selling stockholders and Friedman, Billings, Ramsey & Co., Inc. Please revise the estimate to include these amounts.


    RESPONSE: We have revised the Registration Statement as requested. See page 151.


Unaudited Pro Forma Consolidated Financial Information

25. Refer to footnotes (2) and (3) regarding your pro forma adjustments for the Desert Valley and Gulf States acquisitions. Please clearly label on the face of the pro forma financial statements and the related footnotes, which of these acquisitions are completed and which are probable. As previously

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requested, present the effect of completed acquisitions with a subtotal column before the adjustments for the probable transactions.


    RESPONSE: We have revised the pro forma balance sheet and income statement to clearly label the acquisition of the Desert Valley Facility as a completed transaction. We have revised the pro forma balance sheet and income statement to clearly label the Gulf States Health transaction as a probable acquisition. We have also placed a label in the Desert Valley Facility footnote which describes it as a completed transaction. We have placed a label in the Gulf States Health footnote which describes it as a probable acquisition. We have also labeled the Vibra acquisition as a completed transaction in the pro forma financial statements and footnotes. We have also shown a subtotal column for the completed transactions. See pages F-3 through F-11.


26. We note from pages 4 and 5 that you identify several pending acquisitions that are under contact or letter of commitment. Reconcile these acquisitions with the ones you indicated in footnote (3). In that regard, tell us and clarify which acquisitions are probable and how you applied Rule 3-14 of Regulation S-X for these acquisitions.


    RESPONSE: We have revised footnote (3) to the pro forma consolidated financial information to show each of the three Gulf States Health properties which are probable acquisitions so that each of the three facilities can be referenced directly to the tables on pages 3 and 4. See page F-6.


    When applying Rule 3-14 of S-X, we have relied on the Division of Corporation Finance: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance, Section III.A.1 Guidance About Financial Statement Requirements -- Financial Statements Of Operating Real Estate Properties Acquired -- Property Subject to a Long-term Net Lease. That section states in part that: "[T]he staff believes that information should include audited financial statements of the lessee or guarantor if the purchase price of the property exceeds 20% of the greater of total assets or the amount expected in good faith to be raised within the next twelve months pursuant to an effective registration statement."


    The three Gulf States facilities are individually and collectively less than 20% of total consolidated assets of the company. Therefore, they are not considered significant. We have provided summarized financial information about the Gulf States lessees and guarantors on page 85.


27. Refer to footnote (5). We note your pro forma adjustments to give effect to the compensation expense as a result of restricted stock awards issued to senior management and other employees upon the completion of the offering. In that regard, explain and disclose your methodologies in calculating the expense in the footnote.


    RESPONSE: We have revised footnote (4) (formerly footnote 5) to the pro forma consolidated financial information to state that the expense is calculated by multiplying the number of shares of stock awarded times the offering price per share of common stock in this offering. See page F-6.


28. In footnote (6) you state that depreciation was calculated as though "constructing and occupying the properties was completed on January 1, 2004." Please confirm and revise your disclosures as appropriate to clarify that you are not including the effects of property acquisitions prior to completion of the construction.


    RESPONSE: We have revised footnote (8) (formerly footnote 6) to the pro forma consolidated financial information to remove the phrase "constructing and occupying the properties was completed" to state that depreciation and amortization are calculated "as though the properties were occupied." See page F-10.


29. Refer to footnote (7). We cannot locate your pro forma adjustment to give effect to the loan made in the pro forma balance sheet. Please explain or revise accordingly.


    RESPONSE: The pro forma balance sheet does not show the $8 million loan made on the Gulf States -- Hammond facility even though the loan is shown in former footnote (7) (now footnotes (6)


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and (9)) to the pro forma consolidated financial information. Footnotes (6) and
(9) describes transactions shown in the pro forma income statement. In this case, it shows how the loan interest income is calculated. For the Gulf States transactions, we have shown the loan interest income in the pro forma income statement, referenced by footnotes (6) and (9). However, we have not shown the loan receivable in the pro forma balance sheet. Rather, we have shown the purchase price of the property on which the loan is made. The reason is that the Company has an option to purchase the property on which the Company will initially make the mortgage loan. We supplementally advise the Staff that we plan to exercise that option within 12 months of January 2005. The lessee/seller/borrower wants to have a loan with a purchase option for its own tax planning purposes. We intend to accommodate them by committing to a loan, but having an option to purchase the property soon after the one year capital gains holding period has elapsed. That period will end in approximately January 2006, at which time we will exercise our purchase option. We believe it appropriate to show the interest income earned on the loan in the pro forma income statement because we will earn that interest initially on the transaction. However, we believe it appropriate to show the acquisition of the facility in the pro forma balance sheet because it would accurately reflect a use of proceeds from this offering which is probable of occurring within one year from the date of the completion of the offering.


30. Explain why you did not include pro forma adjustments to give effect of your distribution of $0.11 per share declared in March 2005 or revise to provide the adjustments in your next amendment. Reference is made to SAB Topic 1.B.3.


    RESPONSE: We have added the distribution declared in March 2005 to the completed transactions section of the pro forma balance sheet. See page F-3.


Financial Statements for the year ended December 31, 2004
Report of Independent Registered Public Accounting Firm, page F-8

31. Revise to delete the legend included in your audit opinion and the similar wording in Exhibit 23.1 in your amendment to the registration statement.

    RESPONSE: The legends at the top of the KPMG audit opinion and on Exhibit
    23.1 have been removed as previously discussed with the Staff and in connection with the supplemental issuance of the opinion on April 15, 2005.

Financial Statements and Notes

New Accounting Pronouncements, page F-17

32. You state that the adoption of SFAS 123(R) is expected to have material impact on the financial statements of the Company commencing with the third quarter of the year ending December 31, 2006. So we may better understand your disclosures, explain to us and disclose why the impact will become material beginning the third quarter of 2006. Revise the disclosure on page 50 to disclose the material impact you anticipate upon adoption.


    RESPONSE: We have revised the footnote to state that the Company does not expect SFAS No. 123(R) to have a material impact on its financial position or the results of its operations. The original footnote, which referenced a material effect in the third quarter of the year ended December 2006, was not correct. This error appears to have been a transcription error or printing error. As shown in Note 6, the effect of applying SFAS 123 in 2004 to the company's stock options would have the effect of reducing net income by $67,000, an amount which the company considers immaterial. On page 52, we state that we expect the effect of SFAS 123(R) to have an immaterial effect on our financial statements in the future.


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Unbilled Rent Receivable and Unbilled Rent

33. Reference is made to Note 2 on page F-17. You state that the fair value of unbilled rent receivable has been estimated based on expected payment dates and discounted at a rate which the Company considers appropriate for such assets considering their credit quality and maturity. Please clarify the nature of the discounts recorded, whether they represent an allowance for credit losses and your basis in GAAP for discounting these amounts. Advise us and clarify your accounting policy for determining the amounts of unbilled rent receivable and unbilled rent revenue in the financial statements. Supplementally advise us why you have such a significant amount of unbilled revenue and confirm that it represents effect of straight-lined rents for the respective periods in the financial statements.


    RESPONSE: Note 2 on page F-27 states in part: "The fair value of unbilled rent receivable has been estimated based on expected payment dates and discounted at a rate which the Company considers appropriate for such assets considering their credit quality and maturity." The reference to discounting here does not refer to discounts granted to the lessee or recorded in the consolidated financial statements to reduce the balance of unbilled rent receivable. Rather, discounting in this context refers to the method of calculating the present value of amounts expected to be received in the future. The term discounting and the method that we have used in the Notes to the financial statements is based on SFAS No. 107, paragraph 27, which states: "[A]n estimate of the fair value of a loan or group of loans may be based on the discounted value of the future cash flows expected to be received from the loan or group of loans." While unbilled rent receivable is not a loan, it has the characteristics a loan in that we can calculate how much unbilled receivable is created each month over the term of a lease and when the unbilled receivable balance for each lease will be paid down by a tenant.



    Note 2 on page F-24 states our revenue recognition policy as follows: "The Company receives income from operating leases based on the fixed, minimum required rents (base rent) and from additional rent based on a percentage of tenant revenues once the tenant's revenue has exceeded an annual threshold (percentage rent). Base rent revenue is recorded on the straight-line method over the terms of the related lease agreements for new leases and the remaining terms of existing leases for acquired properties. Percentage rents are recognized in the period in which revenue thresholds are met. Differences between rental revenues earned and amounts due per the respective lease agreements are charged, as applicable, to unbilled rent receivable." This disclosure explains that base rent is the amount which we "receive" from the tenant but revenue in the income statement is recorded on the straight-line method over the life of the lease. The difference between amounts received and amounts earned on the straight-line method are recorded as unbilled rent receivable.


    The Company has recorded $3,206,853 of unbilled rent receivable at December 31, 2004. The unbilled rent receivable arises from two sources. Our leases with Vibra provide for annual scheduled increases in base rent payments of 2.5% over the fixed fifteen year term of each lease. Currently, Vibra pays $1,095,834 per month in base rent. However, the monthly straight-line revenue is $1,532,134, generating $436,300 in monthly unbilled rent receivable and revenue. Unbilled rent receivable from Vibra is $2,449,066 at December 31, 2004. (The Vibra leases began at July 1 and August 17, 2004).


    The second source of unbilled rent revenue is from the West Houston project, which consists of a community hospital and a medical office building. Our lease agreement with the lessee allows for what we term "construction period rent." The construction period rent is to be paid to us for the use and commitment of our funds to the project during the construction period. It is analogous to interest income that a bank would earn on a construction loan. We have recorded the "construction period rent" as unbilled rent receivable because the lessee is not required to pay the "construction period rent" until each building is occupied. In that regard, we have also recorded the "construction period rent" as deferred revenue in the consolidated balance sheet. We will recognize this "construction period rent" on the straight-line basis over the period during which each building is occupied. The amount of such construction period rent at December 31, 2004 is $757,787.


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    We have revised our accounting policy note on revenue recognition to provide a more detailed explanation of how unbilled rent is calculated and reported in the consolidated financial statements. See page F-24.


Note 4. Long-term Debt and Loan Payable

34. We have read and considered your response to comment 34. Please expand your disclosure to include your representation that the differences in using the intrinsic method and another fair value method as prescribed by SFAS 123 would not be materially different.


    RESPONSE: We have revised Note 4 to state that the company used the intrinsic method and to state that the Company considers any differences which would result between the intrinsic method and another fair value method to not be material to the Company's financial position, results of its operations or changes in its cash flows. See page F-29.


Note 5. Commitments and Contingencies, page F-19

35. To provide transparency, tell us and disclose, if material, the amount of the provision you recorded related to the settlement offer to a former consultant pursuant to the terminated consulting agreement.


    RESPONSE: We supplementally advise the Staff that we have recorded $591,335 for the terminated consulting agreement. We have not disclosed this amount as we believe it is not material to the consolidated financial statements, representing substantially less than 1% of total assets.


Note 7. Leasing Operations, page F-21

36. Reference is made to the last paragraph of your footnote. Are there two different lease rates in effect for these properties based on whether the property is in the development or operational phase? Please clarify the rental revenue recognition for properties during the construction and operating period and your basis in GAAP for your treatment.


    RESPONSE: Reference is made to our response to comment 33 above. In Note 7 on page F-32, there are two different lease rates, one for each of the two facilities being built. The medical office building (MOB) has a lease rate of 9.65% and the community hospital has a lease rate of 10.75%. For Note 7, we calculated a weighted average lease rate of 10.4%. As noted in response 33 above, the leases allow us to charge the tenant what is termed "construction period rent." This construction period rent is calculated by multiplying the funds spent to date on each of the two facilities by their respective lease rates. We have recorded the amounts as unbilled rent receivable and as deferred revenue in the consolidated balance sheet. The amounts so calculated, which will continue up until the facilities are occupied, will be collected over the term of the lease. We have not recognized any revenue from this construction period rent and will not do so until each facility is occupied. At that time, the rent accrued during the construction period will be recorded as income on the straight-line method along with the regular monthly straight-line rents over the occupancy of the leased facilities. We have expanded Note 7 to describe the calculation of construction period rent and how it is recorded in the consolidated balance sheet at December 31, 2004. We have also expanded Note 7 to describe how construction period rent will be recognized in revenue on the straight-line method only during the occupancy period of the leased facilities. See page F-32.


Vibra Financial Statements

37. We have reviewed and considered your response to comment 35. In light of the brief operating history of the tenant, financial statements of the guarantors should also be included to satisfy the reporting requirements under Rule 3-14 of Regulation S-X. Further, expand your disclosures as appropriate to clarify the limitations to the resources available to the guarantors as described in your response.


    RESPONSE: In addition to the guaranty by Vibra whose audited financial statements are included in the Registration Statement, there are three guarantors of our investments in the Vibra leases and loans. We do not believe the financial statements of the Vibra guarantors other than Vibra would be


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    helpful to prospective investors. The assets and revenue sources of two of the guarantors are immaterial to our investments in the Vibra leases and loans, and in the case of Mr. Hollinger's guaranty, the guaranty is limited to $5.0 million.



    We have previously disclosed that Mr. Hollinger's guaranty liability is limited to $5.0 million. We have revised the Registration Statement to further disclose that the other two guarantors, Vibra Management, LLC and The Hollinger Group, do not have substantial assets. We have revised the Registration Statement to clarify the limitations to the resources available to the guarantors of the Vibra financial leases and loans. See page 74.


Please do not hesitate to contact the undersigned or, in his absence, Thomas O. Kolb (205) 250-8321, if you have any questions or comments relating to the Company's response to the Comment Letter.

                                          Very truly yours,


                                          /s/ B. G. MINISMAN, JR.


                                          B. G. Minisman, Jr.
                                          of Baker, Donelson, Bearman,
                                          Caldwell & Berkowitz, PC

cc: Andrew Mew
    Cicely Luckey
    Michael McTiernan
    Medical Properties Trust, Inc.
    Hunton & Williams, LLP

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